17008861

SEC Mail Processing Section

MAR 01 2017

Washington DC 406

SEC

Washington, D.C. 20549

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8-52989

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2016 (MM/DD/YY) AND ENDING December 31, 2016 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Jump Trading, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

600 W. Chicago Ave. Suite 825
(No. and Street)

Chicago (City) Illinois (State) 60654 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Carey Harrold (312) 205-8900
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name – *if individual, state last, first, middle name*)

1 North Wacker Drive (Address) Chicago (City) Illinois (State) 60606 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

JUMP TRADING, LLC • 600 WEST CHICAGO, SUITE 825 • CHICAGO, IL 60654

OATH OR AFFIRMATION

I, **Carey Harrold**, swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statements and supporting schedules pertaining to the firm of **Jump Trading, LLC** as of **December 31, 2016**, are true and correct. I further swear (or affirm) that neither the Company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except, as follows:

Carey Harrold
Signature

Chief Financial Officer
Title

Kaitlyn Powell
Notary Public

OFFICIAL SEAL
KAITLYN POWELL
Notary Public - State of Illinois
My Commission Expires Sep 25, 2017

This report** contains (check all applicable boxes):

- [X] (a) Facing Page
- [X] (b) Statement of Financial Condition
- [ ] (c) Statement of Income (Loss)
- [ ] (d) Statement of Cash Flows
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of general creditors
- [ ] (g) Computation of Net Capital for brokers and dealers pursuant to Rule 15c3-1
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c-3-3
- [ ] (i) Information Relating to the Possession or Control Requirements for brokers and dealers Under Rule 15c-3-3
- [ ] (j) A reconciliation, including appropriate explanation, of the Computation of Net capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3
- [ ] (k) A Reconciliation between audited and unaudited Statements of Financial Condition with respect to methods of consolidation
- [X] (l) An Oath or Affirmation
- [ ] (m) A copy of the SIPC Supplemental Report
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit
- [ ] (o) Independent Auditors' Report on Internal Control

*** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

JUMP TRADING, LLC

STATEMENT OF FINANCIAL CONDITION

Including Report of Independent Registered Public Accounting Firm

As of December 31, 2016

JUMP TRADING, LLC

TABLE OF CONTENTS

pwc

Report of Independent Registered Public Accounting Firm

To the Management of Jump Trading, LLC:

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of Jump Trading, LLC (the "Company) as of December 31, 2016 in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this financial statement in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether this financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in this financial statement, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit of this financial statement provides a reasonable basis for our opinion.

As described in Note 2 to the financial statements, the Company has revised its 2015 financial statements as of and for the year ended December 31, 2015 from the amounts previously reported on by other auditors. We also have audited the adjustments to revise the 2015 financial statements to correct an error, as described in Note 2. In our opinion, such adjustments are appropriate and have been properly applied. As the prior period financial statements have not been presented herein, the revision has been effected as an adjustment to the January 1, 2015 member's equity balance.

PricewaterhouseCoopers LLP

February 28, 2017

JUMP TRADING, LLC

STATEMENT OF FINANCIAL CONDITION

As of December 31, 2016

ASSETS

ASSETS		
Cash and cash equivalents	$	44,377,593
Securities owned, at fair market value		174,004,944
Due from broker-dealers and clearing organizations		35,071,072
Due from related parties		7,425,648
Memberships in exchanges, at cost (fair value $ 3,005,400)		1,407,686
Other assets		8,034,412
TOTAL ASSETS	**$**	**270,321,355**

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES		
Securities sold, not yet purchased, at fair value	$	20,546,105
Due to broker-dealers and clearing organizations		106,344,025
Accounts payable and accrued expenses		7,506,506
Due to related parties		3,477,968
TOTAL LIABILITIES	**$**	**137,874,604**
MEMBER'S EQUITY	**$**	**132,446,751**
TOTAL LIABILITIES AND MEMBER'S EQUITY	**$**	**270,321,355**

The accompanying notes are an integral part of this financial statement

JUMP TRADING, LLC

As of December 31, 2016

NOTE 1 Nature of Operations

Jump Trading, LLC (the "Company") is a registered broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of various exchanges. The Company clears some of its trading activity through an affiliate or through other broker-dealers. The Company is also a market maker at certain exchanges. The Company engages in various trading activities primarily in exchange traded futures, exchange traded options, exchange traded funds, equities and fixed income securities. All trading activities are proprietary and done for the benefit or loss of the member and no customer accounts are maintained.

The Company is organized as a limited liability company under the Limited Liability Company Act of the State of Delaware. As a limited liability company, the member's liability is limited to the extent of its direct equity investment.

Jump Trading Holdings, LLC ("Holdings") owns 100% of the Class A shares of the Company. Holdings also owns Jump Trading International, Ltd ("International"), JTIL Services, Ltd., Jump Trading Futures, LLC ("Futures"), Jump Clearing, LLC ("Clearing"), and JTP Holdings PTE LTD ("Pacific Holdings"). Pacific Holdings is the holding company of Jump Trading Pacific, PTE LTD. Jump Trading Pacific, PTE LTD. is the holding company of Yue Shen Investment Advisory Services (Shanghai) Co, Ltd.

NOTE 2 Revision to the 2015 Financial Statements

The financial statements as of and for the year ended December 31, 2015, not presented herein, were audited by another Independent Registered Public Accounting Firm, whose report dated February 27, 2016 expressed an unqualified opinion on those financial statements. The Company has revised the December 31, 2015 financial statements to reflect the correction of an error in its accounting for its ownership in exchange memberships and its ownership interests in certain exchanges in which they operate.

Financial statement Line Item	Balance as of December 31, 2015, as previously reported	Adjustment	Balance at December 31, 2015, as revised
Memberships in exchanges, at cost	$ 10,930,724	$ (5,831,753)	$ 5,098,971
Securities owned, at fair value	411,009,939	9,333,249	420,343,188
Total Assets	634,181,015	3,501,496	637,682,511
Member's Equity	133,323,963	3,501,496	136,825,459

NOTE 3 Summary of Significant Accounting Policies

Cash and Cash Equivalents

Cash and cash equivalents consist of cash, money market funds, and deposits with maturities of three months or less at the date of acquisition. Cash balances at each institution are insured by the Federal Deposit Insurance Corporation up to $250,000. The Company has cash balances in excess of $250,000 with various financial institutions as of December 31, 2016. Money market funds are valued based upon net asset value (NAV) on each measurement date.

Securities and Derivatives Transactions

Proprietary securities and futures transactions in regular way trades are recorded on the trade date. Profit and loss arising from all securities and futures transactions entered into for the account and risk of the

Company, when present, are recorded on a trade date basis. Realized gains or losses on derivatives, including exchange traded futures and options, are recognized in the Statement of Operations as trading gains. Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net on the statement of financial condition.

Fair Value of Financial Instruments

The Company's short term financial instruments consist of the following: cash and cash equivalents and money market funds. The carrying values of these short term financial instruments approximate their estimated fair values based on the instruments' short term nature. Money market funds are valued at NAV.

For the fiscal year ended December 31, 2016, there have been no changes in the application of valuation methods applied to similar assets and liabilities

Derivative Financial Instruments

Derivative financial instruments used for trading purposes are carried at fair value. Fair value for exchange traded derivatives is based on quoted market prices.

As of December 31, 2016 the Company had the following open derivative contracts:

		Assets		Liabilities	
	Financial Statement Location	***Fair Value***	***Contracts***	***Fair Value***	***Contracts***
Equity futures contracts	Due from/Payable to broker dealer and clearing organizations	265,450	(1,036)	(24,411)	40
Commodity futures contracts	Due from/Payable to broker dealer and clearing organizations	130,470	(134)	(80,850)	(202)
Interest rate futures contracts	Due from/Payable to broker dealer and clearing organizations	-	-	(4,375)	(24)
Options contracts	Securities owned/sold short	2,421,496	15,409	(2,547,683)	(16,702)
		$ 2,817,416	**14,239**	**$ (2,657,319)**	**(16,888)**

The following table represents derivative assets and liabilities on a gross basis as well as amounts that are offset on the Statement of Financial Condition:

	Gross Amounts	Gross Amounts Offset	Net Amount on statement of financial condition
Assets			
Equity futures contract	265,450	24,411	241,039
Commodity futures contract	130,470	80,850	49,620
Interest rate futures contract	-		-
Options contracts	2,421,496		2,421,496
	$ 2,817,416	$ 105,261	$ 2,712,155
Liabilites			
Equity futures contract	24,411	24,411	-
Commodity futures contract	80,850	80,850	-
*Interest rate futures contract	4,375		4,375
Options contracts	2,547,683		2,547,683
	$ 2,657,319	$ 105,261	$ 2,552,058

* Amount is represented in Due from broker-dealer and clearing organizations.

Exchange Memberships

The Company's exchange memberships are trading rights which represent the right to conduct business on the exchange. These memberships are accounted for as indefinite lived intangible assets, recorded at cost, which are reviewed annually for impairment. The disclosure of the fair value of exchange memberships is based on recent sales, where available. The Company maintains certain investments in clearing corporation stock which are held at cost or, if an other-than-temporary impairment exists, at fair value determined by the Company.

Accounts Payable and Accrued Expenses

Accounts payable and accrued expenses are expensed as incurred. As of December 31, 2016, the accounts payable and accrued expenses balance consisted primarily of exchanges fees payable.

Income Tax

As a limited liability company with a single owner, the Company is treated as a disregarded entity for Federal and Illinois income tax purposes. All income and expense of the Company is reported on the tax returns of the Company's sole member, Jump Trading Holdings, LLC. Consequently, no provision or liability for income taxes has been included in the financial statements.

The Company is subject to the accounting standard for uncertainty in income taxes. In accordance with that standard, the Company has evaluated tax positions taken or expected to be taken for all open tax years to determine whether the tax provisions are more likely than not to be sustained by the applicable

tax authority. Based on this analysis, there were no tax positions not deemed to meet a more likely than not threshold. Therefore, no tax provision, including any interest and penalties, has been recorded as of December 31, 2016.

Income tax returns filed or to be filed by the Company's sole member for the years ended December 31, 2013, 2014, 2015, and 2016 are also subject to examination by the relevant tax authorities.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements.

NOTE 4 Fair Value of Financial Instruments

Accounting standards define fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price). The Company utilizes market data or assumptions that market participants would use in pricing the asset or liability, including assumptions about risk and the risks inherent in the inputs to the valuation technique. These inputs can be readily observable, market corroborated, or generally unobservable. The Company is able to classify fair value balances based on the observability of those inputs. This standard establishes a fair value hierarchy that prioritizes the inputs used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). The three levels of the fair value hierarchy defined by this standard are as follows:

Level 1 – Fair value is based upon quoted prices (unadjusted) for identical assets or liabilities in active markets in which the Company can participate. Active markets are those in which transactions for the asset or liability occur in sufficient frequency and volume to provide pricing information on an ongoing basis.

Level 2 – Pricing inputs are other than quoted prices in active markets included in Level 1, which are either directly or indirectly observable as of the reporting date. Level 2 includes those financial instruments that are valued using models or other valuation methodologies.

Level 3 – Pricing inputs include significant inputs that are generally less observable from objective sources. These inputs may be used with internally developed methodologies that result in management's best estimate of fair value. At each balance sheet date, the Company performs an analysis of all instruments subject to this standard and includes in level 3 all of those whose fair value is based on significant unobservable inputs.

The following table sets forth by level within the fair value hierarchy the Company's financial assets and liabilities that were accounted for at fair value on a recurring basis as of December 31, 2016. As required by this standard, financial assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement. The Company's assessment of the significance of

a particular input to the fair value measurement requires judgment, and may affect the valuation of fair value assets and liabilities and their placement within the fair value hierarchy levels. The Company utilizes exchange market data to obtain closing prices to value financial instruments. Prices are compared against third party data including but not limited to broker-dealers and Bloomberg.

	Level 1	Level 2	Level 3	Total Fair Value
Financial instruments at fair value:				
Equity securities	$ 160,241,573	-	-	$ 160,241,573
U.S. treasuries	11,341,875	-	-	11,341,875
Money market securities	37,520,581	-	-	37,520,581
Equity options	2,421,496	-	-	2,421,496
Total financial instruments at fair value	$ 211,525,525	-	-	$ 211,525,525
Total futures derivatives	$ 286,284	-	-	$ 286,284
Securities sold, not yet purchased				
Equity options	(2,547,683)	-	-	(2,547,683)
Equity securities	(17,998,422)	-	-	(17,998,422)
Total securities sold, net yet purchased	$ (20,546,105)			$ (20,546,105)

U.S. and foreign futures are included in both the Due from and in the Due to broker-dealers and clearing organizations on the accompanying Statement of Financial Condition.

NOTE 5 Due From/To Broker-Dealers and Clearing Organizations

The Company generally clears its proprietary transactions through other broker-dealers. As of December 31, 2016, the Company had amounts due from these broker-dealers and clearing organizations and amounts due to broker-dealers and clearing organizations and consist of $35,071,072 and $106,344,025, respectively. The amounts payable to broker-dealers and clearing organizations are collateralized by securities owned by the Company. Included in due to/from broker-dealers and clearing organizations are deposits, margin, unsettled transactions, and variation margin.

NOTE 6 Securities Owned and Sold, Not Yet Purchased

Marketable securities owned and sold, not yet purchased, consisted of trading and investment securities trading at fair value, as follows as of December 31, 2016:

Securities	Securities owned	Securities sold short
Equity securities	$ 160,241,573	$ 17,998,422
Equity options	2,421,496	2,547,683
U.S. treasuries	11,341,875	-
Total	$ 174,004,944	$ 20,546,105

NOTE 7 Memberships in Exchanges

The Company owns various exchange memberships at the Chicago Mercantile Exchange ("CME"), Chicago Stock Exchange ("CHX"), Chicago Board of Trade ("CBOT"), International Securities Exchange ("ISE"), and Intercontinental Exchange ("ICE").

The CME membership represents ownership in the exchange and is utilized in tandem as a trading right. The Company carries these exchange memberships at their cost (less any recognized impairment) of $1,407,686. As of December 31, 2016, fair market value of these memberships and shares was approximately $3,005,400.

NOTE 8 Related Parties

The Company entered into a shared services agreement with Jump Operations, LLC ("Operations") in November 2008. The agreement covers various back office operating expenses, such as legal, accounting and technology services, and is automatically renewed annually unless cancelled by either party with sixty days notice. Under the agreement, the Company pays its portion of "Operations" expenses plus a flat fee. During 2016, the Company paid a total of $321,197 in connection with this agreement, which is included within Shared services expense in the Statement of Operations.

The Company entered into a shared services agreement with Jump Systems, LLC ("Systems") in January 2012. The agreement covers various infrastructure expenses and is automatically renewed annually unless cancelled by either party with sixty days notice. Under the agreement, the Company pays its portion of "Systems" expenses plus a mark-up.

The Company has a clearing agreement with Futures. Futures provides clearing services for the Company and collects fees for these services. The Company also has collateral on deposit with Futures to satisfy its obligations with the exchange in relation to trading activity. Included in the due from related parties of $7,425,648 is $6,696,476 due from Futures related to a collateral deposit.

	Due to	*Due From*
Jump Operations	$2,415,972	$ -
Jump Futures	$ --	$7,425,648
Jump Systems	$1,061,996	$ -

The Company has a revolving line of credit in the amount of $50,000,000 with its ultimate parent Jump Financial, LLC. No amounts were withdrawn or repaid under the line of credit during the year ended December 31, 2016. Additionally no amounts were outstanding under the line of credit as of December 31, 2016. The loans renews itself each year unless notified in writing by either party.

Certain individuals who provide services to the Company are also members of an entity which has a minority ownership interest in Holdings. This entity receives an allocation of income and loss, as well as distributions, from Holdings. For these individuals, the Company recognizes compensation expense in the Statement of Operations for the amounts due to these individuals. As the amounts due to this entity are settled by Holdings, the Company accounts for these as non-cash capital contributions in the Statement of Changes in Member's Equity. For the year ending December 31, 2016, the Company recognized compensation expense and a corresponding non-cash capital contribution in the amount of $434,165.

The Company entered into an agreement with Jump Algorithms ("Algo") on January 1, 2013, whereby the Company assigns any intellectual property created by the Company to Algo in exchange for a nonexclusive license to Algo's intellectual property.

NOTE 9 Securities sold not yet purchased

The Company has sold securities that it does not currently own and therefore may be obligated to purchase such securities at a future date. The Company has recorded these obligations of $20,546,105 in the financial statements as of December 31, 2016 at fair value which is the market value of the related securities. There is risk the company may settle these obligations at amounts that may differ materially from amounts recorded and the risk is unlimited.

NOTE 10 Credit Risk, Financing Risk, and Market Risk

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event that the counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to periodically review, as necessary, the credit standing of each counterparty.

The Company finances a significant portion of its securities transactions. Financing risks include the exposure the Company has to margin requirements in place with clearing brokers and counterparties, and the risk that ongoing financing arrangements may not be available in the future at rates which are desirable to the Company. Changes in margin requirements, including the related changes in fair value of investments, may result in the Company having to pledge additional margin or to sell securities to meet required margin. These activities may take place when market conditions are not optimal and may result in a realized loss on securities transactions and additional margin requirements with clearing brokers and counterparties.

Market risk is the potential for changes in the value of Financial Instruments. Categories of market risk include, but are not limited to, exposures to equity prices, interest rates, commodity prices, credit prices, and currency prices. Market risk is directly impacted by volatility and liquidity in the markets. As a high frequency trading firm, the Company's trading levels may vary significantly on an intraday basis as a result of changing market and economic conditions. End of day positions may not be representative of trading levels conducted by the Company during the trading day.

NOTE 11 Contingencies

In the normal course of business, from time to time, the Company may be involved in legal actions relating to the ownership and operation of the Company. Also in the normal course of business the Company will be subject to Regulatory examinations. In the Company's opinion, there are no matters that may ultimately result from such legal and regulatory actions which are expected to have a materially adverse effect on the financial position, results of operations, or liquidity of the Company. The Company enters into agreements with indemnifications in the normal course of business.

NOTE 12 Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3 1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, not exceed 15 to 1. SEC Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1.

As of December 31, 2016, the Company had net capital of $91,198,407, which was $90,198,407 in excess of its required net capital of $1,000,000. The Company's ratio of aggregate indebtedness to net capital was 0.12 to 1.

NOTE 13 Subsequent Events

The Company has performed an evaluation of events that have occurred subsequent to December 31, 2016 and through the date the financial statements are issued. There have been no material subsequent events that occurred during such period that would require disclosure in this report, or would be required to be recognized in the financial statements as of December 31, 2016.